SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

 (AMENDMENT NO. 1)

Cypress Creek Private Strategies Institutional Fund, L.P.

(Name of Issuer)

Cypress Creek Private Strategies Institutional Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

William P. Prather III c/o Endowment Advisers, L.P. 712 W. 34th Street, Suite 201 Austin, Texas 78705 (800) 725-9456	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(September 9, 2021)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$37,500,000(a)	$4,091.25(b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.

(b)	Calculated at $109.10 per million of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$4,091.25	Filing Parties:	Cypress Creek Private Strategies Institutional Fund, L.P.
Form or Registration No.:	SC TO-I	Date Filed:	August 13, 2021

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[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Items 1 through 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Cypress Creek Private Strategies Institutional Fund, L.P. (the “Fund”),with the Securities and Exchange Commission (the “Commission”) on August 13, 2021 (as amended hereby, the “Schedule TO”). Filed herewith as Exhibit 99.4 is a copy of the Purchase and Sale Agreement between the Fund, Cypress Creek Private Strategies Registered Fund, L.P., Cypress Creek Private Strategies TEI Fund, L.P. , Cypress Creek Private Strategies Domestic Fund, L.P., Cypress Creek Private Strategies Domestic QP Fund, L.P., Cypress Creek Private Strategies International Fund, Ltd. (collectively, the “Sellers”), Cypress Creek Private Strategies Master Fund, LP (the “Master Fund”), Endowment Advisers, L.P. (the “Adviser”),and Bouldin Avenue Feeder Fund, LP, Bouldin Avenue Offshore Feeder Fund, LP and Bouldin Avenue Offshore TEI Fund, LLC (collectively, the “Buyers”) dated August12, 2021, which facilitates the sale of Master Fund interests from the Sellers to the Buyers. Except as amended herein, the information set forth in the Schedule TO, Cover Letter, Offer to Purchase and Form of Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

Exhibit

99.4Purchase and Sale Agreement. (Filed herewith).

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 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2021

CYPRESS CREEK PRIVATE STRATEGIES INSTITUTIONAL FUND, L.P.

By:	/s/ William P. Prather III
Name:	William P. Prather III
Title:	Principal Executive Officer

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EXHIBIT INDEX

Exhibit
99.1	Cover Letters to Offer to Purchase and Letter of Transmittal.[1]
99.2	Offers to Purchase.[1]
99.3	Forms of Letter of Transmittal.[1]
99.4	Purchase and Sale Agreement. (Filed herewith).

[1]	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on August 13, 2021.

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